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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                    XOMA Ltd.
                                (Name of Issuer)


                         Common Stock, $0.0005 par value
                         (Title of Class of Securities)


                                    G9825R107
                                 (CUSIP Number)


                                  June 29, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

[   ]   Rule 13d-1(b)
[ X ]   Rule 13d-1(c)
[   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. G9825R107

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw Valence Portfolios, L.L.C.
         13-4046559

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A)         [ ]
         (B)         [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5.    SOLE VOTING POWER
SHARES                          -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                          6.    SHARED VOTING POWER
                                2,279,034

                          7.    SOLE DISPOSITIVE POWER
                                -0-

                          8.    SHARED DISPOSITIVE POWER
                                4,946,412

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,496,412 (1)

   10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.5% (2)

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

1 Consists of 1,745,559 common shares and $6,000,000 XOMA 6 1/2 % convertible bonds due February 01, 2012 convertible to 3,200,853 shares.

2 Per Issuer's Form 10-Q for the quarter ending September 30, 2005, there were 86,294,010 shares of common stock ($0.0005 par value) outstanding as of October 27, 2005 to which 3,200,853 shares must be added for D. E. Shaw Valence Portfolios, L.L.C.'s potential conversion of bonds which yield a total outstanding for calculation purposes of 89,494,864 shares.

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CUSIP NO. G9825R107

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw & Co., L.P.
         13-3695715

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A)         [ ]
         (B)         [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5.    SOLE VOTING POWER
SHARES                          -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                          6.    SHARED VOTING POWER
                                2,279,034

                          7.    SOLE DISPOSITIVE POWER
                                -0-

                          8.    SHARED DISPOSITIVE POWER
                                4,946,412

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,496,412 (1)

   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)  [   ]

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.5% (2)

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IA, PN

1 Consists of 1,745,559 common shares and $6,000,000 XOMA 6 1/2 % convertible bonds due February 01, 2012 convertible to 3,200,853 shares.

2 Per Issuer's Form 10-Q for the quarter ending September 30, 2005, there were 86,294,010 shares of common stock ($0.0005 par value) outstanding as of October 27, 2005 to which 3,200,853 shares must be added for D. E. Shaw Valence Portfolios, L.L.C.'s potential conversion of bonds which yield a total outstanding for calculation purposes of 89,494,864 shares.

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CUSIP NO. G9825R107

      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Shaw

      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (A)    [ ]
           (B)    [ ]

      3.   SEC USE ONLY

      4.   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

NUMBER OF                                   5.      SOLE VOTING POWER
SHARES                                              -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                                            6.      SHARED VOTING POWER
                                                    2,279,034

                                            7.      SOLE DISPOSITIVE POWER
                                                    -0-

                                            8.      SHARED DISPOSITIVE POWER
                                                    4,946,412

      9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,946,412 (1)

      10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
           INSTRUCTIONS)   [   ]

      11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           5.5% (2)

      12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN

1 Consists of 1,745,559 common shares and $6,000,000 XOMA 6 1/2 % convertible bonds due February 01, 2012 convertible to 3,200,853 shares.

2 Per Issuer's Form 10-Q for the quarter ending September 30, 2005, there were 86,294,010 shares of common stock ($0.0005 par value) outstanding as of October 27, 2005 to which 3,200,853 shares must be added for D. E. Shaw Valence Portfolios, L.L.C.'s potential conversion of bonds which yield a total outstanding for calculation purposes of 89,494,864 shares.

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ITEM 1.
     (A) NAME OF ISSUER:
         XOMA Ltd.

     (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
         2910 Seventh Street
         Berkeley, CA 94710

ITEM 2.
     (A) NAME OF PERSON FILING:
         D. E. Shaw Valence Portfolios, L.L.C.
         D. E. Shaw & Co., L.P.
         David E. Shaw

     (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
         The business address for each reporting person is:
         120 W. 45th Street, Tower 45, 39th Floor
         New York, NY 10036

     (C) CITIZENSHIP:
         D. E. Shaw Valence Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
         D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
         David E. Shaw is a citizen of the United States of America.

     (D) TITLE OF CLASS OF SECURITIES:
         Common Stock, $0.0005 par value

     (E) CUSIP NUMBER:
         G9825R107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4.        OWNERSHIP

As of January 23, 2006*:

(a) Amount beneficially owned:
    D. E. Shaw Valence Portfolios, L.L.C.: 4,946,412 shares
                                           This is composed of (i) 1,745,559
                                           shares in the name of D. E. Shaw
                                           Valence Portfolios, L.L.C., (ii)
                                           533,475 shares that D. E. Shaw
                                           Valence Portfolios, L.L.C. has the
                                           right to acquire through the
                                           conversion of $1,000,000 XOMA 6 1/2
                                           % convertible bonds due February 01,
                                           2012, (iii) $5,000,000 XOMA 6 1/2%
                                           convertible bonds due February 12,
                                           2012, which may be converted to
                                           2,667,378 shares, in the name of  a
                                           swap counterparty to which D. E. Shaw
                                           Valence Portfolios, L.L.C. has
                                           exposure.

D. E. Shaw & Co., L.P.:                    4,946,412 shares
                                           This is composed of (i) 1,745,559
                                           shares in the name of D. E. Shaw
                                           Valence Portfolios, L.L.C., (ii)
                                           533,475 shares that D. E. Shaw
                                           Valence Portfolios, L.L.C. has the
                                           right to acquire through the
                                           conversion of $1,000,000 XOMA 6 1/2
                                           % convertible bonds due February 01,
                                           2012, (iii) $5,000,000 XOMA 6 1/2%
                                           convertible bonds due February 12,
                                           2012, which may be converted to
                                           2,667,378 shares, in the name of a
                                           swap counterparty to which D. E. Shaw
                                           Valence Portfolios, L.L.C. has
                                           exposure.

David E. Shaw:                             4,946,412 shares
                                           This is composed of (i) 1,745,559
                                           shares in the name of D. E. Shaw
                                           Valence Portfolios, L.L.C., (ii)
                                           533,475 shares that D. E. Shaw
                                           Valence Portfolios, L.L.C. has the
                                           right to acquire through the
                                           conversion of $1,000,000 XOMA 6 1/2
                                           % convertible bonds due February 01,
                                           2012, (iii) $5,000,000 XOMA 6 1/2%
                                           convertible bonds due February 12,
                                           2012, which may be converted to
                                           2,667,378 shares, in the name of a
                                           swap counterparty to which D. E. Shaw
                                           Valence Portfolios, L.L.C. has
                                           exposure.

(b) Percent of class:
    D. E. Shaw Valence Portfolios, L.L.C.:  5.5%
    D. E. Shaw & Co., L.P.:                 5.5%
    David E. Shaw:                          5.5%


(c)   Number of shares to which the person has:
      (i) Sole power to vote or to direct the vote:
           D.E. Shaw Valence Portfolios, L.L.C.:               -0- shares
           D.E. Shaw & Co., L.P.:                              -0- shares
           David E. Shaw:                                      -0- shares


      (ii) Shared power to vote or to direct the vote:
            D. E. Shaw Valence Portfolios, L.L.C.:             2,279,034 shares
            D. E. Shaw & Co., L.P.:                            2,279,034 shares
            David E. Shaw:                                     2,279,034 shares


      (iii) Sole power to dispose or to direct the
      disposition of:
             D. E. Shaw Valence Portfolios, L.L.C.:            -0- shares
             D. E. Shaw & Co., L.P.:                           -0- shares
             David E. Shaw:                                    -0- shares


      (iv) Shared power to dispose or to direct the
      disposition of:
            D. E. Shaw Valence Portfolios, L.L.C.:             4,946,412 shares
            D. E. Shaw & Co., L.P.:                            4,946,412 shares
            David E. Shaw:                                     4,946,412 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the managing member and investment adviser of D. E. Shaw Valence Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 2,279,034 shares, and the shared power to dispose or direct the disposition of 4,946,412 shares, the 4,946,412 shares as described above constituting 5.5% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 4,496,412 shares.

* On June 29, 2005, D. E. Shaw & Co., L.P. and David E. Shaw may be deemed to have had the shared power to vote or direct the vote of 4,659,443 shares, and the shared power to dispose or direct the disposition of 4,659,443 shares, the 4,659,443 shares constituting 5.2% of the outstanding shares. Such shares were composed of (i) 158,900 shares in the name of D. E. Shaw Investment Group, L.L.C., (ii) 1,566,427 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (iii) 320,086 shares that D. E. Shaw Investment Group, L.L.C. had the right to acquire through the conversion of $600,000 XOMA 6 1/2 % convertible bonds due February 1, 2012, and (iv) 2,614,030 shares that D. E. Shaw Valence Portfolios, L.L.C. had the right to acquire through the conversion of $4,900,000 XOMA 6 1/2 % convertible bonds due February 1, 2012.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10. CERTIFICATION
By signing below, each of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Eric Wepsic, is attached hereto.

Dated: January 24, 2006


                                   D.E. Shaw Valence Portfolios, L.L.C.
                                   By: D.E. Shaw & Co., L.P., as managing member

                                       By: /s/ Eric Wepsic
                                           ---------------------------
                                           Eric Wepsic
                                           Managing Director


                                    D. E. Shaw & Co., L.P.

                                       By: /s/ Eric Wepsic
                                           ---------------------------
                                           Eric Wepsic
                                           Managing Director


                                    David E. Shaw

                                       By: /s/ Eric Wepsic
                                           ---------------------------
                                           Eric Wepsic
                                           Attorney-in-Fact for David E. Shaw

                                    EXHIBIT 1

                                POWER OF ATTORNEY
                               FOR CERTAIN FILINGS
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


I, David E. Shaw, hereby make, constitute and appoint each of:


         Anne Dinning,

         Julius Gaudio,

         Lou Salkind,

         Stuart Steckler, and

         Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L. P. and general partner or managing member of other entities, any which in turn may be acting for itself or other entities) all documents, certificates, instruments, statement, other filings, and amendments to the forgoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution, delivery, furnishing, and/or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 5, 2001, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date: February 24, 2004

DAVID E. SHAW, as President of
D. E. Shaw & Co., Inc.
/s/David E. Shaw
New York, New York

                                    EXHIBIT 2

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, along with all other such Reporting Persons, on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.0005 par value, of XOMA Ltd., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 24th day of January, 2006.



                                 D.E. Shaw Valence Portfolios, L.L.C.
                                 By: D. E. Shaw & Co., L.P., as managing member

                                     By: /s/ Eric Wepsic
                                         ---------------------------
                                         Eric Wepsic
                                         Managing Director



                                 D. E. Shaw & Co., L.P.

                                         By: /s/ Eric Wepsic
                                         ---------------------------
                                         Eric Wepsic
                                         Managing Director



                                 David E. Shaw

                                         By: /s/ Eric Wepsic
                                         ---------------------------
                                         Eric Wepsic
                                         Attorney-in-Fact for David E. Shaw